June 18, 2012

VIA EDGAR (Correspondence Filing)

Valerie J. Lithotomos
Senior Counsel
Office of Disclosure and Review
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Wakefield Alternative Series Trust, Files Nos.: 333-177169; 811-22612

Dear Ms. Lithotomos:

On October 4, 2011, Wakefield Alternative Series Trust (the "Registrant"), on behalf of the Wakefield Managed Futures Strategy Fund ("Fund"), the sole series of the Registrant, filed its registration statement on Form N-1A.  By letter dated November 3, 2011 you provided written comments regarding the filing to which the Registrant responded by letter dated December 12, 2011.  Please find below the Registrant's changes to responses based on subsequent discussions between JoAnn Strasser and Richard Pfordte.

Each comment of the Staff is set forth below and immediately is followed by amended response of the Fund (with original numbering preserved), which the Fund has authorized Thompson Hine LLP to make on its behalf.

PROSPECTUS
General

Comment 2

1.	With respect to the Subsidiary, please provide the representations that address the following requirements:

g.	Has the board of directors of the Subsidiary signed the registration statement?

Response

g.	The board of directors of the Subsidiary will sign the registration statement.

Principal Investment Objective and Strategies

Comment 8

Please advise the staff why the CTAs "engaged" by the Fund are not retained under section a Section 15 contract.  Also, summarize how the CTAs are selected.

Response

CTAs "engaged" by the Fund will be retained under section a Section 15 contract.

The Fund has authorized us to convey to you that the Fund acknowledges:

•	The Fund ( the "Registrant") is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you should require any further information.

Sincerely,

/s/ Thompson Hine, LLP